 EXHIBIT 99.1

The Toronto-Dominion Bank
Annual Meeting of Common Shareholders

Thursday, April 16, 2026

Voting Results

This report on the voting results of the 170th annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at: www.td.com/annual-meeting/2026

1.	Election of Directors

Each of the nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Ayman Antoun	891,191,159	98.7	11,849,201	1.3
Ana Arsov	901,220,340	99.8	1,820,040	0.2
Cherie L. Brant	890,485,673	98.6	12,550,683	1.4
Raymond Chun	901,462,449	99.8	1,577,931	0.2
Elio R. Luongo	901,247,862	99.8	1,792,498	0.2
John B. MacIntyre	895,731,391	99.2	7,308,989	0.8
Keith G. Martell	901,380,923	99.8	1,655,433	0.2
Nathalie M. Palladitcheff	900,860,526	99.8	2,179,854	0.2
Frank J. Pearn	900,762,644	99.7	2,277,716	0.3
S. Jane Rowe	900,414,828	99.7	2,625,552	0.3
Nancy G. Tower	892,866,718	98.9	10,169,638	1.1
Ajay K. Virmani	899,316,044	99.6	3,724,336	0.4
Mary A. Winston	899,378,832	99.6	3,661,528	0.4
Paul C. Wirth	900,911,362	99.8	2,129,018	0.2

2.	Appointment of Auditor

The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
871,530,544	96.5	31,510,319	3.5

3.	Advisory vote on the approach to executive compensation

Votes For	% Votes For	Votes Against	% Votes Against
857,600,804	95.0	45,439,767	5.0

4.	First Amendment to the 2000 Stock Incentive Plan

Votes For	% Votes For	Votes Against	% Votes Against
871,575,187	96.5	31,465,266	3.5

5.	Second Amendment to the 2000 Stock Incentive Plan

Votes For	% Votes For	Votes Against	% Votes Against
876,559,668	97.1	26,471,784	2.9

6.	Shareholder Proposal 1

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
5,872,086	0.7	893,725,027	99.3	3,442,180

7.	Shareholder Proposal 2

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
12,518,478	1.4	887,448,180	98.6	3,073,379

8.	Shareholder Proposal 3

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
51,379,307	5.7	848,035,139	94.3	3,616,144

9.	Shareholder Proposal 4

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
75,529,383	8.4	823,521,634	91.6	3,982,977

10.	Shareholder Proposal 5

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
57,660,641	6.4	836,481,523	93.6	8,892,828

11.	Shareholder Proposal 6

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
187,553,459	20.9	711,488,041	79.1	3,991,991

12.	Shareholder Proposal 7

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
191,805,640	21.3	708,117,633	78.7	3,110,217

13.	Shareholder Proposal 8

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
68,330,691	7.6	830,836,100	92.4	3,867,644

14.	Shareholder Proposal 9

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
124,954,120	14.7	722,396,721	85.3	55,671,078

*An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.